Schering AG meets 2002 objectives with double-digit increase in operating profit and net profit
Share buyback program continued

Berlin, February 28, 2003 - Schering AG, Berlin (FSE: SCH, NYSE: SHR), reported today that 2002 earnings fully met objectives with double-digit growth in operating profit, net profit and earnings per share. On January 30, 2003, Schering reported that 2002 net sales increased by 10 per cent year-on-year in local currencies (in EUR: +4%) to EUR 5,023 million. Sales growth in the United States Region was particularly strong (+22% in US$ including acquisition effects of 3%).

Operating profit in 2002 grew 11 per cent year-on-year to EUR 741 million due to strong growth of high margin products such as Yasmin(R) and Mirena(R), efficiency improvement measures resulting in lower cost of sales and successful hedging activities against currency risks. Net profit for the period increased by 11 per cent to EUR 464 million after adjustment for one-off effects. Positive one-off effects resulted primarily from the sale of Aventis CropScience. Before adjustment, net profit increased by 107 per cent to EUR 867 million. Earnings per share increased by 108 per cent to EUR 4.39 before adjustment and by 11 per cent to EUR 2.35 after adjustment for one-off effects.

"We outperformed market expectations in strategically important areas. Betaferon(R) grew by 20 per cent in local currencies with intensified brand support and the introduction of features to simplify product handling and enhance patient compliance. The outstanding growth of our innovative products Yasmin(R) and Mirena(R) strengthened our financial performance," said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "We are confirming our outlook of high single-digit growth in sales in local currencies as well as high single-digit growth in net profit for 2003. We also reaffirm our intention to grow the U.S. share of our sales to 30 per cent by 2005."

"We have decided to extend our ongoing share buyback program with a goal to buy back an additional 2.5 million shares," announced Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG. "Furthermore, in the upcoming Annual General Meeting we intend to register an authorization to purchase additonal own shares. We reaffirm the proposal to our Annual General Meeting to increase dividend payments by 12% to EUR
0.93 per share for 2002. Schering operates on a solid financial structure with an exceptional equity ratio of 54 per cent and notable improvements in our net cash positions well as in cash flow."

END

2002 Basic figures (in absolute figures and changes year-on-year)

- Sales: EUR 5,023 million, +10% (in local currencies)
- Sales in EUR: +4%
- Gross profit: EUR 3,811 million, +5%
- R&D costs: EUR 947 million, +10%
- Operating profit: EUR 741 million, +11%
- Operating margin: 14.8% (2001: 13.8%)
- Net income: EUR 867 million, +107%
- Net income excluding one-off effects: EUR 464 million, +11%
- EPS basic: EUR 4.39 per share, +108%
- EPS basic excluding one-off effects: EUR 2.35 per share, +11%
- Equity ratio: 54% (2001: 49%)
- Net cash position: EUR 566 million (2001: EUR 62 million)
- Cash flow: EUR 749 million, +15%
- Number of employees: 26.245 (annual average), +5%


The Annual Report 2002 can be found at: www.schering.de/eng
Schering holds a press conference in Berlin today at 10.15 hours CET. The following additional documents from the conference can also be viewed on our website www.schering.de/eng

- Speech by Dr. Hubertus Erlen
- Charts of the presentation by Dr. Hubertus Erlen
- Key messages from the speech by Prof. Klaus Pohle, Vice-Chairman and CFO
- Charts of the presentation by Prof. Klaus Pohle, Vice-Chairman and CFO

An analyst conference call will be held and audio webcast on our website www.schering.de at 16.00 hours CET.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Business Communication: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Business Communication: Dr Friedrich von Heyl, T: +49-30-468 152 96; friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com